Mr. Brian Cascio

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington D.C. 20549

June 24, 2009

Re:	ABB Ltd
Form 20-F for the Fiscal Year Ended December 31, 2008
Filed March 10, 2009
File No. 001-16429

Dear Mr. Cascio:

We are writing in response to your letter dated May 13, 2009, containing comments on the above-mentioned filing. For your ease of reference, we have set out below each of your comments in bold and italics, followed by our responses.

1. Goodwill and other intangible assets

In the interest of providing readers with a better insight into management’s judgments into accounting for goodwill, please tell us and consider disclosing the following in future filings:

•                  The reporting level at which you test goodwill for impairment and your basis for that determination.

•                  Each of the valuation methodologies used to value goodwill (if multiple approaches are used), including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses.

•                  How you weight each of the methods used including the basis for that weighting (if multiple approaches are used).

•                  A qualitative and quantitative description of the material assumptions used and sensitivity analysis of those assumptions based upon reasonably likely changes.

•                  If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

We reference the disclosures included on page 39 of our 20-F.  In accordance with SFAS 142, we perform our annual goodwill impairment assessment as of October 1 of each year, or if events or changes in circumstances would indicate that the carrying value may not be recoverable. As defined in paragraph 30 of SFAS 142, a reporting unit is an operating segment, or one level below an operating segment. For our annual goodwill impairment review, our reporting units were the same as our operating segments for Power Systems, Automation Products and Robotics. For our Power Products and Process Automation operating segments, we determined that the reporting units are one level below the operating segment as the different products produced or services provided by the operating segment do not share sufficiently similar economic characteristics to permit testing of goodwill on a total operating segment level. In the case of the Power Products Division, there are separate reporting units based on the category of product produced – High-voltage Products, Medium-voltage Products and Transformers. In the case of our Process Automation Division, we have determined that there are two reporting units, the Turbocharger product business and the remainder of the Process Automation Division (principally an engineering service business). In future filings, we will enhance our disclosure to reflect this information.

As outlined in paragraph 24 of SFAS 142 (prior to amendment by SFAS 157 in 2009), a present value technique is often the best available technique with which to estimate the fair value of a group of net assets (such as a reporting unit) if quoted market prices in an active market are not available. Consequently, we have calculated the fair value of our reporting units using an income approach, whereby the fair value of each reporting unit is calculated based on the present value of future cash flows, applying a discount rate that represents our weighted average cost of capital. We assess the reasonableness of the fair value calculations of our reporting units by reconciling the sum of the fair values for all our reporting units to our total market capitalization. On October 1, 2008, the calculated fair values for each of our reporting units exceeded their respective carrying values by an amount of at least 230%. In future filings, we will expand our description of the valuation methodology used.

The fair value methodology we apply in valuing our reporting units has not changed since we adopted SFAS 142. The assumptions used in the fair value calculation are challenged each year (through the use of sensitivity analysis) to determine the impact on the resulting fair value of the reporting units. Our analysis in 2008 showed no significant change in fair values if the assumptions changed.

As we do not use multiple approaches to the valuation of goodwill, we did not need to consider the weighting of the various approaches. In future filings, we will revise our disclosure to reflect the fact that we only utilize a discounted cash flow model to determine fair value.

2. Goodwill and other intangible assets

We note that you record any goodwill impairment charges in other income (expense), net, in your consolidated income statements, unless it is related to a discontinued operation, in which case the charge is recorded in income (loss) from discontinued operations, net of tax. In future filings, consistent with paragraph 43 of SFAS 142, please present the aggregate amount of goodwill impairment losses as a separate line item in the income statement before the subtotal income from continuing operations (or similar caption) unless a goodwill impairment loss is associated with a discontinued operation in which case you should present a goodwill impairment loss (on a net-of-tax basis) within the results of discontinued operations.

The goodwill impairment test we conducted in 2008 did not result in an impairment charge being recorded. To the extent that a material impairment charge is recorded in future periods, we would comply with the requirements of paragraph 43 of SFAS 142 and separately disclose such impairment on the face of the income statement.

3. Goodwill and other intangible assets

Please revise future filings to briefly explain how you apply the two-step method under SFAS 142 in determining the amount, if any, of goodwill impairment losses. We note your disclosure on page 39.

As we did not record a goodwill impairment charge, we were not required to apply the second step of the two-step method outlined in our policy described on page 39 of our 20-F filing. In future filings, we will enhance our disclosures to clarify whether an impairment charge has been recognized and, if so, we will explain our application of the two-step method.

4. Commitments and Contingencies

Please tell us and disclose in future filings, if applicable, whether your environmental contingency accrual is measured on a discounted basis. Please refer to the disclosures required by SOP 96-1 and Question 1 of SAB Topic 5:Y.

Our environmental contingency accrual has not been measured on a discounted basis, as we are currently unable to determine with accuracy the likely timing of future cash flows. In future filings, we will enhance our disclosure to clarify this position.

5. Commitments and Contingencies

We note that the accrual for your regulatory, compliance and legal contingencies increased from $140 million in 2007 to $795 million in 2008. Please show us the significant components of this increase and tell us the reasons for the charges in 2008. Tell us how you considered the disclosures required by paragraphs 9 and 10 of SFAS 5 and SAB Topic 5:Y. For example, please discuss how you considered disclosing the following:

•                  Material components of the accruals and significant assumptions underlying estimates;

•                  Circumstances affecting the reliability and precision of loss estimates;

•                  The time frame over which the accrued or presently unrecognized amounts may be paid out; and

•                  The extent to which unasserted claims are reflected in any accrual or may affect the magnitude of the contingency.

In Note 15 to our financial statements, we have provided a description of our significant regulatory, compliance and legal contingencies. The disclosure indicates whether or not we believe it is probable that amounts will be incurred and we have accrued for those matters which are estimable. To elaborate on the disclosures made in Note 15, the following, which are similar in nature and characteristics, represent the significant components of the change in accrual in 2008 from $140 million at December 31, 2007 to $795 million at December 31, 2008:

•                  Our alleged involvement in anti-competitive practices by certain manufacturers of power transformers is being investigated by the European Commission, the German Antitrust Authority (Bundeskartellamt) and other governmental antitrust authorities. Several of the parameters of the methodologies used by the regulators in assessing fines related to such matters are known. However, the determination of the amount of such fines is based on the application by the regulators of such methodologies to the underlying circumstances, as determined by the respective regulator. During 2008, we had discussions and exchanged correspondence with the various regulators (including the receipt of a Statement of Objections from the European Commission) which provided us with a clearer understanding of the allegations. This dialogue clarified that fines will probably be assessed. Further, applying the information obtained from such dialogue to the known methodologies and taking into account views expressed by our legal advisors, we were able to estimate the low end of a range of fines which could be assessed by the above-mentioned regulatory agencies in respect of these matters.

•                  We voluntarily disclosed to the United States Department of Justice and the United States Securities and Exchange Commission certain suspect payments in our network management unit in the United States of America, as well as suspect payments made by other Company subsidiaries in various jurisdictions. Based upon ongoing discussions in 2008 with these regulatory authorities, taking into account views expressed by our legal advisors, we were able to estimate the low end of a range of fines which could be assessed by the above-mentioned regulatory agencies in respect of these matters.

Due to the complex nature of these matters, the high end of the range could not be estimated and the final outcomes, based upon the final assessments by the various regulators, may differ from the amounts accrued. Given the nature of the ongoing discussions with the various regulators, we believe that we have disclosed the relevant and material information required by paragraphs 9 and 10 of SFAS 5.

We have classified most of the provisions in current liabilities, based on the status of the discussions with the various regulatory agencies and our judgment as to the timing of possible resolutions.

Our disclosure in future Form 20-F filings will be in line with the above discussions.

6. Commitments and Contingencies

Further please tell us how you considered the disclosure requirements of Item 5 of Form 20-F and SAB Topic 5:Y in determining the disclosures presented with respect to the charges in 2008 related to regulatory, compliance and legal contingencies. We note the disclosures on pages 52, 69 and 74 which refer the reader to Note 15.

The information provided in the paragraphs below should be read in conjunction with the information presented in the response to question 5 above, particularly with respect to why the amounts were charged in the period, how the amounts of additional provision were calculated and the issues surrounding the calculation of a range of estimated potential fines.

With respect to Form 20-F Item 5, we informed the reader of the impact on operating results from provisions for regulatory, compliance and legal contingencies, including statements surrounding the uncertainty of the possible outcomes of these contingencies. In our MD&A and in Note 15 to our financial statements, we highlighted the significant accruals made in 2008 in connection with ongoing investigations by the various regulators and that, as it was not possible to estimate the maximum potential liability, there could be material adverse outcomes beyond the accrued liabilities.

We gave consideration to the guidance provided in FR 72 which recommends companies consider providing disclosure on whether known uncertainties are reasonably likely to have a material impact on liquidity and provide an indication of the time periods in which the resolution of the uncertainties is anticipated. However, given the complexity of the regulatory contingencies and the uncertainty as to the amounts of fines that may be levied, as described in our response to question 5 above, we did not believe that we could add any additional meaningful disclosure to our Liquidity and Capital Resources section in respect of the timing and amount of these matters. In future filings, and as these matters further develop, we will enhance the disclosures in our Liquidity and Capital Resources section.

We believe our disclosures have addressed the requirements of SAB Topic 5:Y that relate to providing the reader with an understanding of the scope of the contingencies affecting the registrant by describing our material regulatory, compliance and legal contingencies, thereby enabling the reader to understand whether we have established provisions for such contingencies. Furthermore, we have disclosed the total amount of the provision related to such contingencies but have also highlighted the uncertainties involved in estimating a range of fines and have stated that there could be material adverse outcomes beyond the amounts accrued, in order for the reader to understand the magnitude of the fines which could be levied by the various regulatory agencies.

The disclosure in future Form 20-F filings will be in line with the information in the response to question 5 and the above paragraphs and will also reflect further developments in these matters.

7. Taxes

We note that in presenting your tax rate reconciliation that you use a weighted average tax rate that results from applying each subsidiary’s statutory income tax rate to the income from continuing operations before taxes and minority interest. Please tell us how you considered paragraph 47 of SFAS 109 which requires disclosure of a reconciliation using the amount of income tax expense that would result from applying domestic federal statutory tax rates to pretax income from continuing operations.

We have reconciled our tax expense from continuing operations to our weighted average global tax rate, rather than to the domestic statutory tax rate, for several reasons. Firstly, a small percentage of our global income from continuing operations is earned in our domestic jurisdiction. Therefore, we believe the weighted average global tax rate provides a more accurate and useful reflection of the statutory tax rate which applies to our global pre-tax income. Secondly, due to the operation of relevant tax law, our domestic income is subject to various different federal and cantonal tax rates, depending on the nature and source of the income. Therefore, if we attempted to disclose the domestic federal statutory tax rate, it would be a blended amount that would change year to year. Thirdly, as a result of the participation exemption that exists in our headquarter jurisdiction, the vast majority of our non-headquarter income will never be taxed at the headquarter level but rather only at the non-headquarter level which is the tax rate disclosed in the weighted average blended rate.

8. Taxes

Please tell us the reasons for the significant change in your valuation allowance in 2008 and 2007. In this regard, please tell us the nature of the change in circumstances that caused a change in your judgment about the realizability of the related deferred tax asset in future years. Refer to paragraphs 17(e), 23-25, 26 and 47 of SFAS 109.

SFAS 109 requires that the weight of specific positive and negative evidence be evaluated in determining the need for a valuation allowance. We incurred substantial losses in the period 2001-2005, in many jurisdictions. Since then our profitability has improved, both globally and in a few specific, historically unprofitable, jurisdictions. Consequently, in the jurisdictions with the most significant valuation allowances, significant negative evidence diminished in 2007 and 2008 while, at the same time, significant positive evidence was accumulated. Prior to 2007, the negative evidence principally included cumulative losses in recent years and the existence of certain unprofitable business lines. The new positive evidence, beginning in 2007 and continuing in 2008, included the sale of an unprofitable business line, the improvement in the accuracy of forecasting and the elimination of recent cumulative losses through positive earnings. In addition, both sales backlog and forecasted profits improved significantly. Due primarily to this specific positive evidence and consistent with the criteria outlined in SFAS 109, we have released significant amounts of valuation allowances in both 2007 and 2008.

We have included the change in valuation allowance as a reconciling item in the reconciliation required by SFAS 109 of page F-50 of Form 20-F.

If you have any further questions in respect of our responses, we would be pleased to provide additional information you may require.

We acknowledge that:

•                  We are responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely,

ABB Ltd

Michel Demaré	Richard A. Brown
Chief Financial Officer	Chief Counsel Corporate & Finance